Exhibit 15.3

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Shell Company Report of Prenetics Global Limited on Form 20-F of our report dated March 4, 2022, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Artisan Acquisition Corp. as of December 31, 2021 and for the period from February 2, 2021 (inception) through December 31, 2021, which report appears in the F-4 Registration Statement (File No. 333-260928). We also consent to the reference to our firm under the heading “Statement by Experts” in the Shell Company Report on Form 20-F.

/s/ Marcum llp

Marcum llp

Boston, MA

May 27, 2022